SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

ITEX CORPORATION
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

465647 204
(CUSIP Number)

Steven White
3326 160th Ave. SE, Ste. 100
Bellevue, Washington  98008
(425) 463-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2009
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box     ☐

(Continued on the following pages)

CUSIP No. 465647 204	13D	Page 2 of 6 Pages

1	Name of Reporting Person Steven White
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds* PF, SC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e) ☐
6	Citizenship Or Place Of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,938,420
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 1,938,420
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,938,420
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type Of Reporting Person* IN

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.01 per share, of ITEX Corporation, a Nevada corporation (“ITEX” or the “Company”).  The address of ITEX’s principal executive office is 3326 – 160th  Ave SE, Suite 100, Bellevue, Washington  98008.

Item 2.  Identity and Background.

The names, addresses, principal occupations or employment, involvement in certain legal proceedings, and citizenship of the person filing this statement is as follows:

(a)           Steven White

(b)           3326 – 160th  Ave SE, Suite 100, Bellevue, Washington  98008

(c)           Mr. White is Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board of Directors of ITEX Corporation, located at 3326 – 160th  Ave SE, Suite 100, Bellevue, Washington  98008.

(d)           Mr. White, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. White, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. White being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    United States citizen

Item 3. Source and Amount of Funds or Other Consideration.

The securities owned by Steven White listed in Item 5 below were acquired by personal funds and in exchange for services rendered ITEX.  In 2001, Mr. White received 250,000 shares for services rendered to ITEX as an independent consultant.  For services as a director of ITEX from 2003 through 2007, Mr. White was compensated by an annual grant of 40,000 shares of common stock.  For services as a director of ITEX in 2008 and 2009, Mr. White was compensated by an annual grant of 30,000 shares of common stock.  On May 3, 2004, and again on July 6, 2006, Mr. White was awarded 300,000 shares of common stock for services rendered ITEX as Chief Executive Officer.  On December 13, 2005, Mr. White was awarded 50,000 shares of common stock as consideration for his collateralized personal guarantee of ITEX obligations incurred in order to fund a corporate acquisition.  On October 8, 2009, Mr. White was awarded 195,000 shares of restricted common stock for services rendered ITEX as Chief Executive Officer.  The remaining 583,420 shares were purchased from Mr. White’s personal funds.

Item 4. Purpose of Transaction.

The shares of common stock owned by Steven White listed in Item 5 below were acquired by the reporting person as compensation and for investment purposes.  As an executive officer and a director, Mr. White has the power to influence the Company’s affairs and management, and to regularly explore potential actions and transactions that may be advantageous to the Company, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Company.

It is the intention of the reporting person, subject to and depending upon availability at prices deemed favorable by him, to purchase additional shares of common stock of the Company from time to time for the purpose of investment, either in market or privately negotiated transactions.

Further, while it is not the present intention of the reporting person to do so, he reserves the right to dispose of shares of common stock held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions, the availability of current public information, and other factors.

Other than as set forth above, the reporting person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The reporting person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  Beneficial  Ownership.  The person filing this statement is the beneficial owner of the following numbers of shares of Company common stock which represent the indicated percentage of the 18,051,248 shares of common stock outstanding as of October 19, 2009, as most recently reported by the Company:

Name	Shares Beneficially Owned	Percent of Voting Shares

Steven White	1,938,420 (1)	10.7%

(1)  Mr. White has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

(c)  Recent Transactions.  The following table identifies each transaction in Company common stock that was effected during the past 60 days by any person filing this statement:

Transactions in Company Common Stock by Steven White

Date of Transaction	Nature of Transaction	Number of ITEX Shares	Price per share

October 8, 2009	Stock purchase	195,000(1)	--

(1)  In connection with its annual performance review process, on October 8, 2009, the Company granted Mr. White 195,000 shares of restricted common stock to be issued under the ITEX Corporation 2004 Equity Incentive Plan.  The restricted shares vest over a three-year period, subject to immediate vesting upon the occurrence of a change in control or the CEO’s termination.

(d)  No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company stock from any person filing this statement.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting person filing this statement has executed a power of attorney, which authorizes the Company’s filing coordinator to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the person executing the power of attorney.

The shares awarded Mr. White on May 3, 2004, December 13, 2005, July 6, 2006 and October 8, 2009, were each granted under the ITEX Corporation 2004 Equity Incentive Plan, intended to serve as an equity incentive program for management, qualified employees, non-employee members of the board of directors, and independent advisors or consultants, and the Form of Restricted Stock Agreement utilized thereunder.  The Restricted Stock Agreement provides that Mr. White would become fully vested in the restricted shares in connection with a “change of control” or for termination by the Company other than for “good cause” (each term as defined in the Restricted Stock Agreement),

In February 2008, the Company entered into a Change of Control Agreement with Mr. White.  The Change in Control Agreement defines the benefits Mr. White would receive in connection with a “change of control,” (defined below), or change in control events coupled with the loss of his employment, each of which would include immediate vesting of all equity-based compensation.  A “change in control” generally is defined as of any of the following events: the incumbent directors cease to constitute a majority of the members of the Board; the consummation of a consolidation or merger of ITEX with another business entity; any person becomes a beneficial owner, directly or indirectly, of 50 percent or more of the combined voting power of ITEX; the disposition of all or substantially all of the assets of ITEX: the closure and winding up of ITEX’s business and related affairs or the approval by stockholders of a plan of complete liquidation or dissolution of ITEX.

Other than as set forth above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number		Description

99.1	*	Power of Attorney executed by Steven White (filed as Exhibit 1.0 to the Schedule 13D filed with the Commission on August 2, 2004, and incorporated herein by reference)
99.2	*	ITEX Corporation 2004 Equity Incentive Plan (filed as Appendix B to the Company’s Proxy Statement on Schedule 14A filed with the Commission on February 13, 2004, and incorporated herein by reference)
99.3	*	Form of Restricted Stock Agreement (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on July 10, 2006, and incorporated herein by reference)
99.4	*	Change of Control Agreement (filed as Exhibit 10.15 to the Company’s Form 10-Q for the quarter ended January 31, 2008 filed with the Commission on March 3, 2008, and incorporated herein by reference)

	*	Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2009

/s/ Steven White

Attention:	Intentional misstatements or omissions of fact constitute federalcriminal violations (see 18 U.S.C. 1